UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
August 7, 2026

In the Matter of

Global Crossing Airlines Group Inc.
4200 NW 36th Street, Building 5A
Miami International Airport
Miami, FL 33166

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-276215

Global Crossing Airlines Group Inc. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Global Crossing Airlines Group Inc. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn.

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on August 7, 2026.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Brad Skinner
Associate Director